FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 12, 2014, announcing a new partnership with Inmarsat (LSE: ISAT), the leading provider of global mobile satellite communications services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated March 12, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

Gilat Satellite Networks Selected by Inmarsat as Global Xpress®
Services Partner for New Fixed Land VSAT Opportunities

Petah Tikva, Israel, March 12, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today a new partnership with Inmarsat (LSE: ISAT), the leading provider of global mobile satellite communications services. The partnership is designed to address additional market opportunities for the forthcoming Global Xpress service in the fixed, land-based VSAT sector.

Inmarsat and Gilat will work closely to identify specific opportunities in which Gilat’s technical offering is best suited to driving uptake of Global Xpress by end-users requiring fixed VSAT broadband connectivity.  Under the agreement, Gilat will provide a suite of fixed GX land terminals and related network management resources, which will be made available to VARs, enabling them to address the further prospects identified.

Inmarsat’s fleet of three GX satellites (the Inmarsat-5 constellation) is on schedule to achieve full global coverage by the close of 2014. The game-changing Ka-band network will offer unprecedented, globally available, high-speed broadband data services.

“Gilat’s leadership in Ka-band satellite technology, coupled with their outstanding brand-presence in the enterprise land market, makes them an important partner in addressing these additional opportunities,” said Rupert Pearce, CEO, Inmarsat.  “Gilat's unique solution was customised especially for these new service opportunities and draws on their broad experience in fulfilling the unique requirements of land enterprise customers.”

“We are proud to be part of this important alliance, and regard the Global Xpress initiative as a strong advocator of Gilat’s strategic investment in Ka-band, the next generation in satellite communications,” said Erez Antebi, Gilat's CEO. "This project allowed us to bring together two of Gilat's centers of excellence – our advancements and innovation in Ka-band VSAT technology, and our dedicated service and product quality for the enterprise market."

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About Inmarsat
Inmarsat plc is the leading provider of global mobile satellite communications services. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. Inmarsat employs around 1,600 staff in more than 60 locations around the world, with a presence in the major ports and centres of commerce on every continent. Inmarsat is listed on the London Stock Exchange (LSE:ISAT.L). For more information, please visit www.inmarsat.com.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

For further information

Inmarsat	Gilat Satellite Networks
Jonathan Sinnatt	David Leichner
Head of Corporate Communications	Vice President of Corporate Marketing
+44 (0)20 7728 1935	+1 516 478 9697
jonathan.sinnatt@inmarsat.com	davidle@gilat.com